

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 14, 2007

<u>Via Mail and Fax</u>

Brian K. Harrington
Chief Financial Officer
SPACEHAB, Incorporated
12130 Highway 3, Building 1
Webster, TX 77598-1504

        RE: SPACEHAB, Incorporated
                  Form 10-K for the Year Ended June 30, 2007
                  File Number: 000-27206

Dear Mr. Harrington:

We have reviewed the above referenced filing and have the following comments. Except for the amendment indicated in comment number two, our comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and associated amended filing within 10 business days from the date of this letter.

Form 10-K for the Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis …, page 23
Critical Accounting Policies, page 31
Revenue Recognition, page 31

1. For Astrotech payload processing facilities under firm fixed price guaranteed number of missions contracts, please explain to us why you recognize revenue ratably rather than proportionally for each mission when completed relative to the total number of missions expected to be completed over the term of the contract. Reconcile your treatment to your disclosure on page 36 in regard to the Sea Launch contract that payment is received upon launch.

Consolidated Statements of Cash Flows, page 46

2. From your disclosure on page 47, we note that you received advance payments on a government contract that were restricted upon receipt. Restrictions on cash typically refer to the manner in which the funds are permitted to be used and do not necessarily restrict where cash is held (e.g., an investment account versus a cash account). Therefore, restrictions on cash should not automatically result in presentation outside of the operating activities section of the cash flow statement, unless the cash flow actually results from an investing or financing activity as described in paragraph 14 of FAS 95. It appears that your restricted cash is restricted only as to use. In this regard, it appears the change in restricted cash that resulted from its initial receipt, which is currently presented as an investing outflow in your statement of cash flows, should be presented with changes in other operating assets and liabilities in the operating activities section to offset the corresponding change in "advances for construction contract" recognized upon receipt of the restricted cash. The subsequent use of the restricted cash for purposes of completing the construction contract should also be presented as an operating activity. Accordingly, we believe you should amend your filing to restate your statements of cash flows for this matter.

Notes to Consolidated Financial Statements, page 47
Note 2. Summary of Significant Accounting Policies, page 48
Property and Equipment, page 49

3. Please explain to us how (i) your believed inability to recover amounts invested in the Astrotech facility in Florida disclosed on page 13 and (ii) a firm backlog of only $26.8 million at June 30, 2007, were considered in your impairment analysis performed in accordance with paragraphs 7-24 of FAS 144 in regard to the recoverability of Astrotech segment assets with a carrying amount of $42.6 million at June 30, 2007.

4. In view of your disclosures that approximately 85% of your revenues for fiscal 2007 was generated from eight contracts supporting NASA and the uncertainty associated with the continuation of such contracts, please explain to us the basis for a range of useful lives for payload processing facilities of 16 to 40 years and why you consider such range to be reasonable. Describe for us the significant factors and existing contracts, programs or other revenue generating activities that substantiate such a range and their related terms.

Revenue Recognition, page 50

5. We note that revenue is recognized under the percentage of completion method of accounting based on costs incurred over the period of the contract. Please explain to us why your use of an input measure (i.e., costs incurred) is appropriate in your circumstances. Paragraph 47 of SOP 81-1 states that "Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established." If the basis of your response is that a reliable measure of output cannot be established, please clearly explain to us how you made this determination. In addition, provide us with any analysis prepared by you as contemplated by paragraph 51 of SOP 81-1 in regard to the acceptability and appropriateness of the revenue recognition measure(s) employed in your circumstances.

6. Please explain to us and disclose what you do to earn revenue under the Lockheed Martin contract and why it is proper to recognize the revenue on a quarterly basis.

Note 9. Convertible Preferred Stock, page 54

7. It appears from Section 2 of the "Designation of Rights …" for Series B Senior Convertible Preferred Stock that such preferred stock participates in dividends with common stock. In this regard, please fully explain to us your consideration of presenting per share amounts pursuant to paragraphs 60 and 61 within Appendix C of FAS 128 and EITF 03-6. Additionally, tell us whether the Series C Convertible Preferred Stock issued in the exchange offer disclosed in note 27 on page 65 also participates in dividends with common stock.

Note 15. Segment Information, page 60

8. Please explain to us why you have not provided the disclosure required by paragraph 37 of FAS 131. Although your segments may be based on the general nature of services provided, additional information in regard to specific products and services may be useful, especially where certain services are performed by more than one segment (like payload processing). If such disclosure is impracticable, please tell us and disclose the reason.

9. Please explain to us in detail how assets were assigned to your segments for each year presented. Also, tell us the reason why a disproportionate amount of consolidated assets were attributed to the Astrotech segment in each year relative to the proportion of consolidated revenues generated by this segment annually. In particular, we note from disclosures within your filing that payload processing activities were performed by the Astrotech and Flight Services segments. In this regard, please tell us how assets associated with such activities were assigned to each of these segments. If any of these assets in the Astrotech segment were used by Flight Services, tell us how you have accounted for their diminution in value considering that the source of 98% of revenues for Flight Services has ceased. Further, explain to us why no assets have been assigned to the Government Services segment.

Note 19. Bond Exchange – Senior Convertible Notes, page 62

10. Please explain to us in detail your consideration of EITF 96-19 in support of your accounting treatment of the issuance of the 5% Senior Notes in exchange for the 8.0% Convertible Subordinated Notes in November 2005 and the related costs incurred.

Note 27. Subsequent Events, page 65
Tender Offer, page 65

11. Please fully explain to us your accounting of the exchanges of the senior and junior notes and the accounting guidance relied upon in support of your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief